UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Genta Incorporated
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

37245M60
(CUSIP Number)

Raymond P. Warrell, Jr., M.D.
Chairman and Chief Executive Officer
Genta Incorporated
200 Connell Drive
Berkeley Heights, New Jersey 07922
(908) 286-9800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:
Emilio Ragosa, Esq.
Morgan, Lewis & Bockius LLP
502 Carnegie Center
Princeton, New Jersey 08540
(609) 919-6633

August 31, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(Continued on following pages) (Page 1 of 7 Pages)

CUSIP No.	37245M60	SCHEDULE 13D	Page	2	of	7	Pages

1	NAME OF REPORTING PERSON Raymond P. Warrell, Jr., M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0 (1) (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		60,492,095 (1) (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (1) (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

60,492,095 (1) (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

60,492,095 (1) (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.4% (1) (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Does not reflect the 60 day limitation set forth in Rule 13d-3(d)(1)(i) of Securities Exchange Act of 1934, as amended (the “Exchange Act”).

CUSIP No.	37245M60	SCHEDULE 13D	Page	3	of	7	Pages

1	NAME OF REPORTING PERSON Loretta M. Itri, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0 (1) (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		60,492,095 (1) (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (1) (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

60,492,095 (1) (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

60,492,095 (1) (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.4% (1) (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Does not reflect the 60 day limitation set forth in Rule 13d-3(d)(1)(i) of the Exchange Act.

EXPLANATORY NOTE

     This amended Schedule 13D (“Amendment No. 1”) is being filed to amend and restate the Schedule 13D filed by Raymond P. Warrell, Jr., M.D. on May 19, 2000 (the “Original Schedule 13D”) to update disclosure of his beneficial ownership of shares of the Company’s Common Stock and report the ownership of Loretta M. Itri, M.D., Dr. Warrell’s wife.

Item 1.  Security and Issuer.

     This Statement on Schedule 13D (the “Statement”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Genta Incorporated, a Delaware corporation (the “Company”). The principal executive office of the Company is located at 200 Connell Drive, Berkeley Heights, New Jersey 07922.

Item 2.   Identity and Background.

     (a) This Statement is being filed on behalf of the individuals set forth below (collectively, the “Reporting Persons”):

Raymond P. Warrell, Jr., M.D.; and

Loretta M. Itri, M.D.

     (b) The business address of the Reporting Persons is c/o Genta Incorporated, 200 Connell Drive, Berkeley Heights, New Jersey 07922.

     (c) Dr. Warrell is the Chief Executive Officer and Chairman of the Board of Directors of the Company. Dr. Itri is the President, Pharmaceutical Development and Chief Medical Officer of the Company. The Company is a biopharmaceutical company engaged in pharmaceutical research and development dedicated to the identification, development and commercialization of novel drugs for the treatment of cancer and related diseases. The address of the Company is set forth in Item 1 above.

     (d) The Reporting Persons have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) The Reporting Persons have not, during the five years prior to the date hereof, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Each Reporting Person is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

     The shares of the Company’s Common Stock beneficially owned by the Reporting Persons have been acquired (i) in connection with the issuance of 15% senior secured convertible notes on June 9, 2008 (the “June 2008 Notes”), as previously reported on the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on June 10, 2008, and subsequently reported on the Reporting Persons’ Forms 4 filed with the Commission; and (ii) pursuant to equity awards made pursuant to the Company’s stock incentive plans during the Reporting Persons’ service as an officer and director, if applicable, of the Company, which have been reported on the Reporting Persons’ Forms 4 filed with the Commission.

Item 4.  Purpose of Transaction.

     The Reporting Persons acquired the shares of Common Stock, reported as beneficially owned by each Reporting Person, for investment purposes and as equity awards for service as an officer of the Company.

     Except as disclosed in this Item 4, the Reporting Persons have no current plans or proposals which relate to or would result in subparagraphs (a) through (j) of Item 4 of Schedule 13D, other than plans or proposals of the Company which have been publicly disclosed by the Company.

Item 5.  Interest in Securities of the Issuer.

     (a) Without giving effect to the 60 day limitation set forth in Rule 13d-3(d)(1)(i) of the Exchange Act, Dr. Warrell may be deemed to beneficially own an aggregate of 60,492,095 shares of Common Stock, representing 27.4% of the Common Stock outstanding (which is 169,684,485 as of September 16, 2009), 2,077,759 shares of which are held in Dr. Warrell’s individual retirement account, 4,432,917 shares of which are held in a joint account with the Dr. Itri, 19,624,232 shares underlying the June 2008 Notes held by Dr. Warrell, which contain a provision preventing the holder from converting any June 2008 Note to the extent such conversion would result in the holder beneficially owning more than 4.999% of the Common Stock outstanding, 22,503,477 shares underlying restricted stock units held by Dr. Warrell which have not yet vested, 3,114,224 shares of which are held in Dr. Itri’s individual retirement account, of which Dr. Warrell is the beneficiary, 121,096 shares underlying the June 2008 Notes held by Dr. Itri, which contain a provision preventing the holder from converting any June 2008 Note to the extent such conversion would result in the holder beneficially owning more than 4.999% of the Common Stock outstanding, and 8,618,390 shares underlying restricted stock units held by Dr. Itri which have not yet vested. After giving effect to the 60 day limitation set forth in Rule 13d-3(d)(1)(i) of the Exchange Act, Dr. Warrell may be deemed to beneficially own an aggregate of 9,624,900 shares of Common Stock, representing 5.7% of the Common Stock outstanding, 2,077,759 shares of which are held in Dr. Warrell’s individual retirement account, 4,432,917 shares of which are held in a joint account with Dr. Itri, and 3,114,224 shares of which are held in Dr. Itri’s individual retirement account, of which Dr. Warrell is the beneficiary. The filing of this Statement shall not be construed as an admission that Dr. Warrell is, for the purposes of Section 13(d) or 13(g) of the Securities Act of 1934, as amended (the “Securities Act”), or otherwise, the beneficial owner of any of the Common Stock held by Dr. Itri’s individual retirement account, underlying the June 2008 Notes held by Dr. Itri or underlying the restricted stock units held by Dr. Itri.

     Without giving effect to the 60 day limitation set forth in Rule 13d-3(d)(1)(i) of the Exchange Act, Dr. Itri may be deemed to beneficially own an aggregate of 60,492,095 shares of Common Stock, representing 27.4% of the Common Stock outstanding, 3,114,224 shares of which are held in Dr. Itri’s individual retirement account, 4,432,917 shares of which are held in a joint account with the Dr. Warrell, 121,096 shares underlying the June 2008 Notes held by Dr. Itri, which contain a provision preventing the holder from converting any June 2008 Note to the extent such conversion would result in the holder beneficially owning more than 4.999% of the Common Stock outstanding, 8,618,390 shares underlying restricted stock units held by Dr. Itri which have not yet vested, 2,077,759 shares of which are held in Dr. Warrell’s individual retirement account, of which Dr. Itri is the beneficiary, 19,624,232 shares underlying the June 2008 Notes held by Dr. Warrell, which contain a provision preventing the holder from converting any June 2008 Note to the extent such conversion would result in the holder beneficially owning more than 4.999% of the Common Stock outstanding and 22,503,477 shares underlying restricted stock units held by Dr. Warrell which have not yet vested. After giving effect to the 60 day limitation set forth in Rule 13d-3(d)(1)(i) of the Exchange Act, Dr. Itri may be deemed to beneficially own an aggregate of 9,624,900 shares of Common Stock, representing 5.7% of the Common Stock outstanding, 3,114,224 shares of which are held in Dr. Itri’s individual retirement account, 2,077,759 shares of which are held in Dr. Warrell’s individual retirement account, of which Dr. Itri is the beneficiary, and 4,432,917 shares of which are held in a joint account with Dr. Itri. The filing of this Statement shall not be construed as an admission that Dr. Itri is, for the purposes of Section 13(d) or 13(g) of the Securities Act, or otherwise, the beneficial owner of any of the Common Stock held by Dr. Warrell’s individual retirement account, underlying the June 2008 Notes held by Dr. Warrell or underlying the restricted stock units held by Dr. Warrell.

     (b) As husband and wife sharing the same household, the Reporting Persons may be deemed to have shared voting and dispositive power, either directly or indirectly, over all of the 60,492,095 shares set forth on this Statement. The filing of this Statement shall not be construed as an admission that Dr. Warrell is, for the purposes of Section 13(d) or 13(g) of the Securities Act, or otherwise, the beneficial owner of any of the Common Stock held by Dr. Itri’s individual retirement account, underlying the June 2008 Notes held by Dr. Itri or underlying restricted stock units held by Dr. Itri. Additionally, the filing of this Statement shall not be construed as an admission that Dr. Itri is, for the purposes of Section 13(d) or 13(g) of the Securities Act, or otherwise, the beneficial owner of any of the Common Stock held by Dr. Warrell’s individual retirement account, underlying the June 2008 Notes held by Dr. Warrell or underlying restricted stock units held by Dr. Warrell.

     (c) Except as reported on the Reporting Persons’ Forms 4, the Reporting Persons have not effected any transaction in shares of the Common Stock during the past 60 days.

     (d) The Reporting Persons have the shared right to receive or the power to direct the sale of the Common Stock held in a joint account by the Reporting Persons. Dr. Warrell has the right to receive or the power to direct the receipt of the proceeds from the sale of the Common Stock held in his individual retirement account, the Common Stock underlying the June 2008 Notes held by him and the Common Stock underlying the restricted stock units held by him. Dr. Itri has the right to receive or the power to direct the proceeds from the sale of the Common Stock held in her individual retirement account, the Common Stock underlying the June 2008 Notes held by her and the Common Stock underlying the restricted stock units held by her.

     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Except as set forth in the agreements filed herewith as Exhibits A and B, none.

Item 7.   Material to be Filed as Exhibits.

     Exhibit A of Item 7 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit A:	Restricted Stock Unit Agreement between Dr. Warrell and the Company, dated as of August 31, 2009 (filed herewith).
Exhibit B:	Restricted Stock Unit Agreement between Dr. Itri and the Company, dated as of August 31, 2009 (filed herewith).

SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: October 9, 2009

/s/ Raymond P. Warrell, Jr., M.D.
Raymond P. Warrell, Jr. M.D.

/s/ Loretta M. Itri, M.D.
Loretta M. Itri, M.D.

GENTA INCORPORATED
RESTRICTED STOCK UNIT ISSUANCE AGREEMENT

RECITALS

A.          The Board has adopted the Plan for the purpose of attracting and retaining the services of selected employees who provide services to the Company (or any subsidiary).

B.           The Committee has approved the award of restricted stock units to the Participant pursuant to this Agreement in exchange for certain of the Participant's options that were tendered for exchange pursuant to the Company's Equity Award Exchange Offer.

C.           All capitalized terms in this Agreement shall have the meaning assigned to them in the attached Appendix A.

NOW, THEREFORE, it is hereby agreed as follows:

1.            Grant of Restricted Stock Units.  In exchange for the tender of the Participant's Eligible Awards pursuant to the Equity Award Exchange Offer, the Company hereby awards to the Participant, as of the Award Date, an award (the “Award”) of restricted stock units under the Plan.  Each restricted stock unit represents the right to receive one share of Common Stock on the vesting date of that unit. The number of shares of Common Stock subject to the awarded restricted stock units, the applicable vesting schedule for the restricted stock units and the underlying shares, the dates on which those vested shares shall be issued to the Participant and the remaining terms and conditions governing the Award shall be as set forth in this Agreement.

AWARD SUMMARY

Participant:	Raymond P. Warrell, Jr.

Award Date:	August 31, 2009

Number of Shares Subject to Award:	26,474,679 shares of Common Stock (the “Shares”)

Vesting Schedule:	The Initial Grant will cover four and one-half percent (4.5%) of the fully diluted common stock of the Company as of the grant date, or a total of 26,474,679 shares.

Sixty percent (60%) of the Initial Grant amount, or 15,884,807 shares (the “Service Grant”), shall vest as follows: 25%, or 3,971,202 shares, on the grant date, with the balance of the 60%, or 11,913,605 shares, vesting in thirteen (13) equal portions on quarterly anniversaries from the grant date, so as to be fully vested on December 31, 2012 provided the Participant continues in employment through each such date.

Forty percent (40%) of the Initial Grant, or 10,589,872 shares, shall comprise the “Incentive Grant”.  Half of the Incentive Grant, comprising twenty percent (20%) of the Initial Grant or 5,294,936 shares, shall vest on the date the Company has received notice from the U.S. Food and Drug Administration or from the European Medicines Agency that Genasense has been approved for marketing by FDA or EMEA.  The second half of the Incentive Grant, comprising 20% of the Initial Grant or 5,294,936 shares, shall vest on the date when the market capitalization of the Company first exceeds ten (10) times the market capitalization value as of the Initial Grant date.  The market capitalization value shall be calculated for the grant date and for the vesting date using a standard measure of the Company’s daily closing stock price on a recognized exchange multiplied by the number of shares issued and outstanding on each of those dates.  The market capitalization of Genta Incorporated on the Initial Grant date of August 31, 2009 was $50,869,855.58 determined by multiplying the closing stock price of .38 as reported by Bloomberg.com by the number of Genta shares issued and outstanding of 133,868,041 as determined by The Company.

The Shares may vest on an accelerated basis prior to these vesting dates in accordance with the provisions of Paragraph 4 of this Agreement.  In no event shall any Shares vest after the date of the Participant’s termination of employment.

Issuance Dates:
Each Share in which the Participant vests in accordance with the foregoing Vesting Schedule shall be issued on the date (the “Issuance Date”) on which that Share so vests or as soon thereafter as administratively practicable, but in no event later than the close of the calendar year in which such Issuance Date occurs or (if later) the fifteenth (15th) day of the third calendar month following such Issuance Date. The issuance of the Shares shall be subject to the Company’s collection of any applicable Withholding Taxes in accordance the procedures set forth in Paragraph 6 of this Agreement.

2.            Limited Transferability.  Prior to actual receipt of the Shares which vest and become issuable hereunder, the Participant may not transfer any interest in the Award or the underlying Shares.  Any Shares which vest hereunder but which otherwise remain unissued at the time of the Participant’s death may be transferred pursuant to the provisions of the Participant’s will or the laws of inheritance.

2

3.           Cessation of Employment.  Should the Participant cease employment for any reason prior to vesting in one or more Shares subject to this Award, then the Award will be immediately cancelled with respect to those unvested Shares, and the number of restricted stock units will be reduced accordingly. The Participant shall thereupon cease to have any right or entitlement to receive any Shares under those cancelled units.

4.           Change in Control.

(a)           The Participant shall fully vest in the Award (to the extent outstanding) immediately prior to the effective date of a Change in Control.  The Shares subject to those vested units will be issued on the Issuance Date triggered by the Change in Control (or otherwise converted into the right to receive the same consideration per share of Common Stock payable to the other shareholders of the Company in consummation of that Change in Control and distributed at the same time as such shareholder payments), subject to the Company’s collection of any applicable Withholding Taxes pursuant to the provisions of Paragraph 6.

(b)           This Agreement shall not in any way affect the right of the Company to adjust, reclassify, reorganize or otherwise change its capital or business structure or to merge, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets.

5.            Adjustment in Shares.  In the event of any increase or decrease in the number of issued shares of Common Stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Common Stock or any other increase or decrease in the number of issued shares of Common Stock effected without the Company’s receipt of consideration, then proportionate adjustments shall be made to the total number of Shares subject to this Award.

6.            Issuance of Shares of Common Stock.

(a)           On the Issuance Date or as soon thereafter as practicable, the Company shall issue to or on behalf of the Participant a certificate (which may be in electronic form) for the number of shares of Common Stock underlying the restricted stock units which vest under the Award on such date, subject, however, to the Company’s collection of any applicable Withholding Taxes.

(b)           Until such time as the Company provides the Participant with notice to the contrary, the Company shall collect any Withholding Taxes required to be withheld with respect to the issuance of the vested Shares hereunder through an automatic Share withholding procedure pursuant to which the Company will withhold, at the time of such issuance, a portion of the  Shares with a Fair Market Value (measured as of the issuance date) equal to the amount of those taxes  (the “Share Withholding Method”); provided, however, that the amount of any Shares so withheld shall not exceed the amount necessary to satisfy the Company‘s required withholding obligations using the minimum statutory withholding rates.  The Participant shall be notified in writing in the event such Share Withholding Method is no longer available.

3

(c)           Should any Shares be issued at a time when the Share Withholding Method is not available, then the Participant shall pay any Withholding Taxes required to be withheld with respect to the issuance of vested Shares hereunder by delivering a check to the Company in the amount of the Withholding Taxes.

(d)           In no event will any fractional shares be issued.

(e)           The holder of this Award shall not have any shareholder rights, including voting or dividend rights, with respect to the Shares subject to the Award until the Participant becomes the record holder of those Shares following their actual issuance after the satisfaction of the applicable Withholding Taxes.

7.            Compliance with Laws and Regulations.

(a)           The issuance of shares of Common Stock pursuant to the Award shall be subject to compliance by the Company and the Participant with all applicable requirements of law relating thereto and with all applicable regulations of any stock exchange (or the Nasdaq Stock Market, if applicable) on which the Common Stock may be listed for trading at the time of such issuance.

(b)           The inability of the Company to obtain approval from any regulatory body having authority deemed by the Company to be necessary to the lawful issuance of any Common Stock hereby shall relieve the Company of any liability with respect to the non-issuance of the Common Stock as to which such approval shall not have been obtained.  The Company, however, shall use its best efforts to obtain all such approvals.

8.            Successors and Assigns.  Except to the extent otherwise provided in this Agreement, the provisions of this Agreement shall inure to the benefit of, and be binding upon, the Company and its successors and assigns and the Participant, the Participant’s assigns, the legal representatives, heirs and legatees of the Participant’s estate and any beneficiaries of the Award designated by the Participant.

9.            Notices.  Any notice required to be given or delivered to the Company under the terms of this Agreement shall be in writing and addressed to the Company at its principal corporate offices.  Any notice required to be given or delivered to the Participant shall be in writing and addressed to the Participant at the address indicated below Participant’s signature line on this Agreement.  All notices shall be deemed effective upon personal delivery or upon deposit in the U.S. mail, postage prepaid and properly addressed to the party to be notified.

10.          Construction.  This Agreement and the Award evidenced hereby are made and granted pursuant to the Plan and are in all respects limited by and subject to the terms of the Plan.  All decisions of the Committee with respect to any question or issue arising under the Plan or this Agreement shall be conclusive and binding on all persons having an interest in the Award.

4

11.          Governing Law.  The interpretation, performance and enforcement of this Agreement shall be governed by the laws of the State of Delaware without resort to that State’s conflict-of-laws rules.

12.          Employment at Will.  Except as may otherwise be set forth in the Participant’s employment agreement, nothing in this Agreement or in the Plan shall confer upon the Participant any right to continue in service for any period of specific duration or interfere with or otherwise restrict in any way the rights of the Company (or any Parent or Subsidiary employing or retaining the Participant) or of the Participant, which rights are hereby expressly reserved by each, to terminate the Participant’s service at any time for any reason, with or without cause.

IN WITNESS WHEREOF, the parties have executed this Agreement on the day and year first indicated above.

GENTA INCORPORATED

Signature:	/s/ W. Lloyd Sanders
Name:	W. Lloyd Sanders
Title:	Sr. Vice President and Chief Operating Officer

PARTICIPANT

Signature:	/s/ Raymond P. Warrell, Jr.
Name:	Raymond P. Warrell, Jr.
Address:

5

APPENDIX A

DEFINITIONS

The following definitions shall be in effect under the Agreement:

A.          Agreement shall mean this Restricted Stock Unit Issuance Agreement.

B.           Award shall mean the award of restricted stock units made to the Participant pursuant to the terms of the Agreement.

C.           Award Date shall mean the date the restricted stock units are awarded to the Participant pursuant to the Agreement and shall be the date indicated in Paragraph 1 of the Agreement.

D.           Board shall mean the Company’s Board of Directors.

E.           Change in Control shall mean the occurrence of any of the following events:

(a)           any “person”, as such term is used in Sections 13(d) and 14(d) of the Exchange Act other than (i) the Company or any subsidiary of the Company, (ii) any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any subsidiary of the Company, or (iii) any company owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of stock of the Company), is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s then outstanding securities without the prior written consent of the Committee or the Board;

(b)           during any period of twenty-four (24) consecutive months, individuals who at the effective date of the Plan constitute the Board and any new director whose election by the Board or nomination for election by the Company shareholders was approved by a vote of at least a majority of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute at least a majority thereof;

(c)           the shareholders of the Company approve a merger or consolidation of the Company with any other company (other than a wholly-owned subsidiary of the Company), other than (i) a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) 50% or more of the combined voting power of voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation or (ii) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no “person” (as defined in clause (a) above with the exceptions noted in clause (a)) acquires more than 50% of the combined voting power of the Company’s then outstanding securities; or

A-1

(d)           the shareholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company’s assets (or any transaction having a similar effect).

F.           Code shall mean the Internal Revenue Code of 1986, as amended.

G.          Committee shall mean the committee of the Board acting in its capacity as administrator of the Plan.

H.          Common Stock shall mean shares of the Company’s common stock.

I.            Company shall mean Genta Incorporated, a Delaware corporation.

J.            Eligible Awards shall mean any options and restricted stock units held by the Participant that are Eligible Awards under the Equity Award Exchange Offer.

K.          Equity Award Exchange Offer shall mean that certain Equity Award Exchange Offer dated August 26, 2009.

L.           Exchange Act shall mean the Securities Exchange Act of 1934, as amended.

M.         Fair Market Value per share of Common Stock on any relevant date shall be the last sale price per share of Common Stock on date in question, as such price is reported by the National Association of Securities Dealers.

N.          Plan shall mean the Company’s 2009 Stock Incentive Plan.

O.          Participant shall mean the person to whom the Award is made pursuant to the Agreement.

P.           Withholding Taxes shall mean the Federal, state and local income and employment taxes required to be withheld by the Company in connection with the issuance of the shares of Common Stock under the Award.

A-2

GENTA INCORPORATED
RESTRICTED STOCK UNIT ISSUANCE AGREEMENT

RECITALS

A.          The Board has adopted the Plan for the purpose of attracting and retaining the services of selected employees who provide services to the Company (or any subsidiary).

B.           The Committee has approved the award of restricted stock units to the Participant pursuant to this Agreement in exchange for certain of the Participant's options that were tendered for exchange pursuant to the Company's Equity Award Exchange Offer.

C.           All capitalized terms in this Agreement shall have the meaning assigned to them in the attached Appendix A.

NOW, THEREFORE, it is hereby agreed as follows:

1.            Grant of Restricted Stock Units.  In exchange for the tender of the Participant's Eligible Awards pursuant to the Equity Award Exchange Offer, the Company hereby awards to the Participant, as of the Award Date, an award (the “Award”) of restricted stock units under the Plan.  Each restricted stock unit represents the right to receive one share of Common Stock on the vesting date of that unit. The number of shares of Common Stock subject to the awarded restricted stock units, the applicable vesting schedule for the restricted stock units and the underlying shares, the dates on which those vested shares shall be issued to the Participant and the remaining terms and conditions governing the Award shall be as set forth in this Agreement.

AWARD SUMMARY

Participant:	Loretta M. Itri

Award Date:	August 31, 2009

Number of Shares Subject to Award:	9,071,990 shares of Common Stock (the “Shares”)

Vesting Schedule:	The Initial Grant will cover 1.542% of the fully diluted common stock of the Company as of the grant date, or a total of 9,071,990 shares.

Twenty percent (20%) of the Initial Grant amount, or 1,814,398 shares (the “Service Grant”), shall vest as follows: 25%, or 453,600 shares, on the grant date, with the balance of the 20%, or 1,360,798 shares, vesting in thirteen (13) equal portions on quarterly anniversaries from the grant date, so as to be fully vested on December 31, 2012.

Eighty percent (80%) of the Initial Grant, or 7,257,592 shares, shall comprise the “Incentive Grant”.  Half of the Incentive Grant, comprising forty percent (40%) of the Initial Grant or 3,628,796 shares, shall vest on the date the Company has received notice from the U.S. Food and Drug Administration (FDA) that Genasense has been approved for marketing by FDA in the United States.  The second half of the Incentive Grant, comprising 40% of the Initial Grant or 3,628,796 shares, shall vest on the date the Company has received notice from the from the European Medicines Agency (EMEA) that Genasense has been approved for marketing by EMEA in Europe.

The Shares may vest on an accelerated basis prior to these vesting dates in accordance with the provisions of Paragraph 4 of this Agreement.  In no event shall any Shares vest after the date of the Participant’s termination of employment.

Issuance Dates:
Each Share in which the Participant vests in accordance with the foregoing Vesting Schedule shall be issued on the date (the “Issuance Date”) on which that Share so vests or as soon thereafter as administratively practicable, but in no event later than the close of the calendar year in which such Issuance Date occurs or (if later) the fifteenth (15th) day of the third calendar month following such Issuance Date. The issuance of the Shares shall be subject to the Company’s collection of any applicable Withholding Taxes in accordance the procedures set forth in Paragraph 6 of this Agreement.

2.            Limited Transferability.  Prior to actual receipt of the Shares which vest and become issuable hereunder, the Participant may not transfer any interest in the Award or the underlying Shares.  Any Shares which vest hereunder but which otherwise remain unissued at the time of the Participant’s death may be transferred pursuant to the provisions of the Participant’s will or the laws of inheritance.

3.            Cessation of Employment.  Should the Participant cease employment for any reason prior to vesting in one or more Shares subject to this Award, then the Award will be immediately cancelled with respect to those unvested Shares, and the number of restricted stock units will be reduced accordingly. The Participant shall thereupon cease to have any right or entitlement to receive any Shares under those cancelled units.

4.            Change in Control.

(a)           The Participant shall fully vest in the Award (to the extent outstanding) immediately prior to the effective date of a Change in Control.  The Shares subject to those vested units will be issued on the Issuance Date triggered by the Change in Control (or otherwise converted into the right to receive the same consideration per share of Common Stock payable to the other shareholders of the Company in consummation of that Change in Control and distributed at the same time as such shareholder payments), subject to the Company’s collection of any applicable Withholding Taxes pursuant to the provisions of Paragraph 6.

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(b)           This Agreement shall not in any way affect the right of the Company to adjust, reclassify, reorganize or otherwise change its capital or business structure or to merge, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets.

5.            Adjustment in Shares.  In the event of any increase or decrease in the number of issued shares of Common Stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Common Stock or any other increase or decrease in the number of issued shares of Common Stock effected without the Company’s receipt of consideration, then proportionate adjustments shall be made to the total number of Shares subject to this Award.

6.            Issuance of Shares of Common Stock.

(a)           On the Issuance Date or as soon thereafter as practicable, the Company shall issue to or on behalf of the Participant a certificate (which may be in electronic form) for the number of shares of Common Stock underlying the restricted stock units which vest under the Award on such date, subject, however, to the Company’s collection of any applicable Withholding Taxes.

(b)           Until such time as the Company provides the Participant with notice to the contrary, the Company shall collect any Withholding Taxes required to be withheld with respect to the issuance of the vested Shares hereunder through an automatic Share withholding procedure pursuant to which the Company will withhold, at the time of such issuance, a portion of the  Shares with a Fair Market Value (measured as of the issuance date) equal to the amount of those taxes  (the “Share Withholding Method”); provided, however, that the amount of any Shares so withheld shall not exceed the amount necessary to satisfy the Company‘s required withholding obligations using the minimum statutory withholding rates.  The Participant shall be notified in writing in the event such Share Withholding Method is no longer available.

(c)           Should any Shares be issued at a time when the Share Withholding Method is not available, then the Participant shall pay any Withholding Taxes required to be withheld with respect to the issuance of vested Shares hereunder by delivering a check to the Company in the amount of the Withholding Taxes.

(d)           In no event will any fractional shares be issued.

(e)           The holder of this Award shall not have any shareholder rights, including voting or dividend rights, with respect to the Shares subject to the Award until the Participant becomes the record holder of those Shares following their actual issuance after the satisfaction of the applicable Withholding Taxes.

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7.            Compliance with Laws and Regulations.

(a)           The issuance of shares of Common Stock pursuant to the Award shall be subject to compliance by the Company and the Participant with all applicable requirements of law relating thereto and with all applicable regulations of any stock exchange (or the Nasdaq Stock Market, if applicable) on which the Common Stock may be listed for trading at the time of such issuance.

(b)           The inability of the Company to obtain approval from any regulatory body having authority deemed by the Company to be necessary to the lawful issuance of any Common Stock hereby shall relieve the Company of any liability with respect to the non-issuance of the Common Stock as to which such approval shall not have been obtained.  The Company, however, shall use its best efforts to obtain all such approvals.

8.            Successors and Assigns.  Except to the extent otherwise provided in this Agreement, the provisions of this Agreement shall inure to the benefit of, and be binding upon, the Company and its successors and assigns and the Participant, the Participant’s assigns, the legal representatives, heirs and legatees of the Participant’s estate and any beneficiaries of the Award designated by the Participant.

9.            Notices.  Any notice required to be given or delivered to the Company under the terms of this Agreement shall be in writing and addressed to the Company at its principal corporate offices.  Any notice required to be given or delivered to the Participant shall be in writing and addressed to the Participant at the address indicated below Participant’s signature line on this Agreement.  All notices shall be deemed effective upon personal delivery or upon deposit in the U.S. mail, postage prepaid and properly addressed to the party to be notified.

10.          Construction.  This Agreement and the Award evidenced hereby are made and granted pursuant to the Plan and are in all respects limited by and subject to the terms of the Plan.  All decisions of the Committee with respect to any question or issue arising under the Plan or this Agreement shall be conclusive and binding on all persons having an interest in the Award.

11.          Governing Law.  The interpretation, performance and enforcement of this Agreement shall be governed by the laws of the State of Delaware without resort to that State’s conflict-of-laws rules.

12.          Employment at Will.  Except as may otherwise be set forth in the Participant’s employment agreement, nothing in this Agreement or in the Plan shall confer upon the Participant any right to continue in service for any period of specific duration or interfere with or otherwise restrict in any way the rights of the Company (or any Parent or Subsidiary employing or retaining the Participant) or of the Participant, which rights are hereby expressly reserved by each, to terminate the Participant’s service at any time for any reason, with or without cause.

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IN WITNESS WHEREOF, the parties have executed this Agreement on the day and year first indicated above.

GENTA INCORPORATED

Signature:	/s/ W. Lloyd Sanders
Name:	W. Lloyd Sanders
Title:	Sr. Vice President and Chief Operating Officer

PARTICIPANT

Signature:	/s/ Loretta M. Itri
Name:	Loretta M. Itri
Address:

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APPENDIX A

DEFINITIONS

The following definitions shall be in effect under the Agreement:

A.           Agreement shall mean this Restricted Stock Unit Issuance Agreement.

B.           Award shall mean the award of restricted stock units made to the Participant pursuant to the terms of the Agreement.

C.           Award Date shall mean the date the restricted stock units are awarded to the Participant pursuant to the Agreement and shall be the date indicated in Paragraph 1 of the Agreement.

D.           Board shall mean the Company’s Board of Directors.

E.           Change in Control shall mean the occurrence of any of the following events:

(a)           any “person”, as such term is used in Sections 13(d) and 14(d) of the Exchange Act other than (i) the Company or any subsidiary of the Company, (ii) any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any subsidiary of the Company, or (iii) any company owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of stock of the Company), is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s then outstanding securities without the prior written consent of the Committee or the Board;

(b)           during any period of twenty-four (24) consecutive months, individuals who at the effective date of the Plan constitute the Board and any new director whose election by the Board or nomination for election by the Company shareholders was approved by a vote of at least a majority of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute at least a majority thereof;

(c)           the shareholders of the Company approve a merger or consolidation of the Company with any other company (other than a wholly-owned subsidiary of the Company), other than (i) a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) 50% or more of the combined voting power of voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation or (ii) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no “person” (as defined in clause (a) above with the exceptions noted in clause (a)) acquires more than 50% of the combined voting power of the Company’s then outstanding securities; or

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(d)           the shareholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company’s assets (or any transaction having a similar effect).

F.          Code shall mean the Internal Revenue Code of 1986, as amended.

G.          Committee shall mean the committee of the Board acting in its capacity as administrator of the Plan.

H.          Common Stock shall mean shares of the Company’s common stock.

I.           Company shall mean Genta Incorporated, a Delaware corporation.

J.           Eligible Awards shall mean any options and restricted stock units held by the Participant that are Eligible Awards under the Equity Award Exchange Offer.

K.         Equity Award Exchange Offer shall mean that certain Equity Award Exchange Offer dated August 26, 2009.

L.          Exchange Act shall mean the Securities Exchange Act of 1934, as amended.

M.         Fair Market Value per share of Common Stock on any relevant date shall be the last sale price per share of Common Stock on date in question, as such price is reported by the National Association of Securities Dealers.

N.          Plan shall mean the Company’s 2009 Stock Incentive Plan.

O.          Participant shall mean the person to whom the Award is made pursuant to the Agreement.

P.          Withholding Taxes shall mean the Federal, state and local income and employment taxes required to be withheld by the Company in connection with the issuance of the shares of Common Stock under the Award.

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